July 28, 2005

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C.  20549

Attention:	Stephen G. Krikorian, Accounting Branch Chief
Lisa Mitrovich, Assistant Chief Accountant
Jason Niethammer

Re:	InFocus Corporation
Form 10-K for Fiscal Year Ended December 31, 2004
Form 10-Q for Fiscal Quarter Ended March 31, 2005
File No. 000-18908

Ladies and Gentlemen:

InFocus Corporation (“InFocus” the “Company”) is responding via EDGAR to the comments of the Staff of the Securities and Exchange Commission set forth in the Staff’s letter dated July 19, 2005 in connection with the Company’s Form 10-K for the fiscal year ended December 31, 2004, and the Company’s Form 10-Q for the fiscal quarter ended March 31, 2005.

For ease of reference by the Staff in reviewing the Company’s responses to each of the comments and as requested by the Staff, each comment is referred to separately by the number set forth in the letter from the Staff dated July 19, 2005.

Form 10-K for Fiscal Year Ended December 31, 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 17

Other Income (Expense), page 22

COMMENT 1:

We note that $2.4 million of your income before taxes for 2004 related to your share of the profitability of Motif, your 50/50 joint venture with Motorola.  Explain how you considered the disclosure requirements of Rule 4-08(g) of Regulation S-X.

RESPONSE:

Rule 4-08(g) of Regulation S-X provides guidance on the necessity of disclosures related to summarized financial information for 50 percent or less owned entities accounted for on the equity method by the registrant.  The summarized information as to assets, liabilities, and results of operations shall be presented in the notes to the financial statements of the registrant if the 50 percent or less owned entity is considered to be a significant subsidiary as outlined in Rule 1-02(w).  In order for an entity to meet the significant subsidiary test it must meet one of three criteria set forth in Rule 1-02(w).  InFocus has performed the necessary analysis and determined that Motif does not meet any of these three criteria and therefore does not meet the significant subsidiary test and does not require disclosure of the summarized financial information.  Each of the three criteria is described below along with the InFocus response as to why Motif does not meet the established criteria for this disclosure.

The first criteria is that the registrant’s investment in and advances to the entity exceed 10 percent of the total assets of the registrant’s consolidated balance sheet as of the end of the most recent completed fiscal year.  At December 31, 2004, the balance of InFocus’ total investment in and advances to Motif was $0.3 million compared to InFocus’ total assets at December 31, 2004 of $383.9 million.  The calculation of InFocus’ investment in Motif compared to InFocus’ total assets is less than 10 percent and InFocus does not meet this criteria.

The second criteria is that the registrant’s proportionate share of the total assets of the entity exceeds 10 percent of total assets of the registrant’s consolidated balance sheet as of the end of the most recent fiscal year.  At December 31, 2004, Motif’s total assets were $1.5 million which made the InFocus share at 50 percent equal $0.8 million.  InFocus’ total assets at December 31, 2004 were $383.9 million and therefore the InFocus share of Motif’s assets were less than 10 percent of InFocus’ total assets and the criteria have not been met.

The third, and final criteria, is that the registrant’s equity in the income from continuing operations before income taxes of the entity exceeds 10 percent of income from continuing operations before income taxes of the registrant’s consolidated income for the most recently completed fiscal year.  This criterion is further explained in Rule 1.02(w) which guides registrants to use the average of income over the last five fiscal years if income for the registrant’s most recent fiscal year is at least 10 percent lower than the average income for the last five years.  Rule 1.02(w) also provides that any loss years should be omitted for the purposes of computing average income for the last five years.  InFocus’ net income before income taxes in 2004 was greater than 10 percent lower than net income before tax (profits years only) for the five year average and therefore we used the five year average to calculate the requirements of this test.  The InFocus equity in the income from Motif in 2004 was $2.4 million which was compared to the average income before income taxes for InFocus for the last five years of $37.9 million, excluding loss years in 2003 and 2004.  InFocus’ equity in the income of Motif for 2004 was below the 10% threshold and therefore the third criteria was not met.

Through the analysis discussed above InFocus concluded that it was not required to disclose the Motif financial information in the footnotes as it did not qualify as a significant subsidiary.

COMMENT 2:

We note that “Motif license fees are recognized when licensees report sales and resultant royalties, which are currently only contractually required on a semi-annual basis.”  Explain why there is a significant time delay for Motif’s licensees to report sales and resultant royalties.  Explain if and whether Motif’s management has the ability to estimate the license revenues prior to receiving the royalty reports. Refer to SAB Topic 13A(1).

RESPONSE:

SAB Topic 13A(1) states that revenue should not be recognized until it has been realized and earned based on a transaction meeting all four criteria outlined in SAB Topic 13A(1).  Motif license fees are recognized at the point all four criteria have been met, which has been determined to be at the time the licensees report sales and resultant royalties.  Motif license fees are derived from licensees selling product containing

Motif’s licensed technology.  As a result, Motif’s license revenues are dependant on the number of units sold by the licensee.  Motif has licensed its technology to 12 licensees and 10 of the contracts call for reporting semi annually 60 days after the completion of the six month period specified.  The other two contracts require royalty reporting quarterly.  InFocus has determined that criteria number two, which requires delivery to have occurred or services to have been rendered, is not met until the licensee has submitted a royalty report to Motif.  InFocus has further determined that neither InFocus nor Motif management has the ability to develop an estimate that is sufficiently reliable to accrue estimated royalties on a consistent basis.  InFocus has analyzed the trends in revenues from licensees and has determined there is no consistency over time (i.e. no linearity) providing a basis for reasonable estimation prior to receiving royalty reports from the licensee.   For the reasons stated above, InFocus and Motif do not recognize revenues until the required reporting has been received from licensees.

Note 1. Summary of Significant Accounting Policies, Revenue Recognition, page F-11

COMMENT 3:

We note disclosure on page 17 that revenues in 2004 grew, in part, as a result of increased royalty revenues.  Please tell us your revenue recognition policy for your royalty revenues and explain why you have not disclosed this policy in your revenue recognition accounting policy.

RESPONSE:

InFocus earns royalty revenues through several contractual agreements to license intellectual property.  In fiscal year 2003 and 2004 royalty revenues were less than 1.5% of net revenues.  However, royalty revenues are pure margin and therefore have a larger impact on gross margins.  InFocus determined that it was beneficial to discuss royalty revenues as one of the drivers of the revenue increase in 2004 as compared to 2003 due to the impact on gross margins and the fact that royalty revenues dollars grew over 450% from fiscal year 2003 to fiscal year 2004.  While royalty revenues from 2003 to 2004 were less than 1.5% of total net revenue in either year, the increase in royalty revenues increased reported gross margins by about 1.0%.  InFocus’ revenue recognition policy on royalty revenues is consistent with the overall revenue recognition policy and revenues are recognized as earned, generally when royalty reports are received from licensees.  InFocus did not disclose separately the revenue recognition policy on royalty revenues in the summary of significant accounting policies in footnote #1 due to the low percentage of total revenues.  As royalty revenues grow and become a larger portion of net revenue or gross margins InFocus will consider disclosing the revenue recognition policy on royalty revenues separately.

Note 7. Income Taxes, page F-19

COMMENT 4:

We note your reconciliation between the effective tax rate and the statutory federal income tax rate.  Explain to us the history and nature of the reconciling items labeled “Resolution of tax authority items” and “Reduction of tax reserves for resolved items.”  Additionally, explain how you treated these items, for accounting purposes, in previous periods and explain why these items impacted your results for fiscal year 2004 only.  Tell us why you did not provide this information in your MD&A given the material impact these items have on your effective tax rate.

RESPONSE:	Resolution of Tax Authority Items

The “Resolution of Tax Authority Items” of $0.7 million, or an 11.2% impact to our 2004 effective tax rate, relates to refunds received from the IRS and Norwegian tax authorities pursuant to favorable conclusions to reviews and audits of prior year income tax returns.  In 2004, InFocus completed an Internal Revenue Service audit covering the years 1994 through 2002.  As a part of the finalization of the IRS audit during 2004, an unclaimed and previously unaccounted for tax refund of $0.3 million was paid to InFocus.  In Norway, an unclaimed and previously unaccounted for tax refund of $0.4 million was paid to InFocus during 2004.  These refunds provided an immediate reduction to income tax expense when received during 2004.  InFocus had no such items materially impacting tax expense in either 2003 or 2002.

Reduction of Tax Reserves for Resolved Items

As part of its quarterly tax provision processes, InFocus reviews its tax reserve positions and evaluates if any changes in facts or circumstances have occurred that would require the Company to book an increase or decrease to its tax reserves.  This quarterly review by the Company is completed consistent with SFAS #5 and paragraph 9 in the proposed interpretation to SFAS #109 regarding accounting for uncertain tax positions.

The major item included in “Reduction of Tax Reserves for Resolved Items” is a Norwegian carry-back refund receivable of $1.6 million that became available due to the fourth quarter 2004 closure of InFocus’ Norwegian operations and the related elimination of the need for $1.1 million of the previously established Norway tax reserves.  The total impact of the Norwegian closure on our effective tax frate for 2004 was 43.8%.

Based on communications with tax authorities and the status of tax audits, InFocus released additional tax reserves during the fourth quarter of 2004 totaling $1.7 million, or a 28.2% impact on our effective tax rate, as the Company determined reserves were no longer required as a result of changes in facts and circumstances.

The net change in the Company’s tax reserves for 2002 and 2003 reduced its effective tax rate by 0.1% and 0.5%, respectively in each year.  These amounts were reported as a component of “Other” in the effective tax reconciliation.  InFocus did not separately report these amounts due to immateriality.

MD&A Disclosure

InFocus reported the following on page 21 of Form 10-K: “Income tax benefit of $1.4 million in 2004 primarily relates to a release of previously recorded tax reserves that were resolved in the fourth quarter of 2004, as well as tax refunds recognized as a result of net operating loss carry backs in Norway from 2003 and 2004 to 2002, offset by anticipated 2004 tax expense in certain foreign tax jurisdictions.” This explanation was provided to address the reported “Reduction of Tax Reserves for Resolved Items” in our effective tax rate reconciliation.  No other specific items in the effective tax rate reconciliation were addressed in the MD&A due to the immateriality of the amounts.

Schedule II – Valuation and Qualifying Accounts, page F-29

COMMENT 5:	We note your allowance for uncollectible accounts and sales allowances of $11.8 million and $10.8 million for fiscal years ending December 31, 2003 and 2004,

respectively.  Reconcile these amounts for each fiscal year to the sum of the allowance for uncollectible accounts listed on page F-7 and the reserve for sales returns, price protection and other rebates on page F-11.  Furthermore, tell us about the contributing factors that led to the $4.8 million (55%) decline in your allowance for uncollectible accounts between fiscal year 2003 and 2004, as disclosed at the top of page F-7.

RESPONSE:

Both schedule II on page F-29 and the disclosures on pages F-7 and F-11 include amounts related to reserves on education credits, government credits, allowance for doubtful accounts, sales returns, and price adjustments.  The only difference between the amounts reported on schedule II and the amounts reported on page F-7 and F-11 is that the sales return reserve is reported on a gross basis in schedule II and on a net basis in the revenue recognition footnote on page F-11.  The sales returns reserve essentially reverses revenue, cost of sales, inventory and accounts receivable and InFocus determined that the most meaningful disclosure is provided by reporting this reserve on a net (margin impact) basis in the revenue recognition footnote on page F-11.  InFocus made this point clear by stating that we were reporting the “net” reserve for sales returns, price protection, and other rebates on page F-11.  Please see attached schedule for further details.

Schedule II support	Schedule II		Disclosure F-7 & F-11
Description	12/31/2003	12/31/2004	12/31/2003	12/31/2004
Doubtful Accounts	(8,713,071)	(3,877,262)	(8,713,071)	(3,877,262)
Revenue Reserves	(3,083,000)	(6,936,167)	(3,083,000)	(6,936,167)
Other	—	—	180,097	—
Sales returns inventory	—	—	902,903	2,199,775

	(11,796,071)	(10,813,429)	(10,713,071)	(8,613,654)

In the future, InFocus will evaluate whether more meaningful disclosure would be provided by reporting the disclosure in F-11 on a gross basis as well.

The second part of comment 5 asks for the contributing factors that led to the $4.8 million decline in our allowance for uncollectible accounts balance between fiscal year 2003 and 2004, as disclosed at the top of page F-7.  The majority of the reduction related to a few specific large direct write-offs to the allowance due to partial settlements during 2004 of bad debts that were appropriately reserved at the end of 2003.  Of the $4.8 million reduction in the allowance for the year, $2.0 relates to direct write-offs to the allowance in our European entities and $3.1 million relates to write-offs in our Asia Pacific region.  These direct write-offs to the allowance were offset by increased reserves of $0.3 million in our United States region for 2004.

In response to the Staff’s specific request, the Company also acknowledges the following:

• The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•      Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

• The Company may not assert Staff comments as a defense in a proceeding initiated by the Securities and Exchange Commission or any person under federal securities laws of the United States.

We trust you will find the foregoing responsive to the several comments of the Staff.  Please direct any questions or comments regarding this filing to the undersigned at (503) 685-8603.

Sincerely,

/s/ Mike Yonker
Mike Yonker
Executive Vice President,
Chief Financial Officer and Secretary
(Principal Financial Officer)